Exhibit 99.1
Mynd Announces 2025 First Half Results

Highlights Include Introduction of Transformational Modular Technology Infrastructure in H1 2025, Significant Reduction of Debt, Net Loss improvement of 38.7%, and Entry into Definitive Agreement to Acquire Award-Winning Technology for an AI-Based Voice Assistant Solution

Seattle, WA., August 27, 2025 – Mynd.ai, Inc. (the “Company” or “Mynd”) (NYSE American: MYND) today announced financial results for the first half of 2025 (H1 2025).
H1 2025 Key Financial Milestones:
–Revenue of $89.3 million compared to $146.9 million for the same period in the prior year, with the decrease primarily driven by declines in customer spending due to budgetary reductions caused by economic uncertainty

–Net loss from continuing operations of $28.9 million improved by $18.3 million or 38.7% compared to $47.2 million in the same period in the prior year
–Cash flow from continuing operations decreased by $33.5 million compared to the same period in the prior year, with cash reserves of $29.1 million as of June 30, 2025
–Reduced outstanding indebtedness by $7.4 million since year end
–Management continuing to implement cost saving measures to mitigate effects of education technology market headwinds
“Notwithstanding industry-wide softening throughout most of our key geographic markets, customer budget uncertainties, and increased tariffs, we are focused on positioning the Company for future success,” said Arthur Giterman, Chief Executive Officer. “The introduction of our next-generation integrated solution, ActivPanel 10® and Promethean ActivSuite® software, is the first step in the transformation of our core offerings designed to enhance cybersecurity, facilitate a seamless “plug and play” experience with customers' existing technology, and lower lifetime cost of ownership.
The accelerated product portfolio evolution is further enabled and enhanced by our continued focus on various cost optimization initiatives designed to improve our competitive positioning in the market and facilitate further investments in our business.
On the investment front, I’m very excited to highlight our entry into an agreement to acquire an award-winning AI voice assistant technology, which we expect to complete during the third quarter. We believe that this acquisition will allow us to accelerate and evolve our AI-enabled solution roadmap and significantly enhance the interaction of the full ecosystem of software and hardware offerings in a classroom.”

Forward-Looking Statements
This press release contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect Mynd’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” “optimistic,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Mynd’s Annual Report on Form 20-F, filed with the SEC on March 26, 2025, as such factors may be updated from time to time in Mynd’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on the Company's website at www.mynd.ai. The Company shall, upon the request of any shareholder or bondholder, furnish a hard copy of Mynd's complete audited financial statements free of charge. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements, including, but not limited to, the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies and ability to build long-term relationships with schools and other key market participants; the Company’s future business development, results of operations and financial condition; trends and competition in the early childhood education markets in which the Company intends to operate; changes in its revenues and certain cost or expense items; the expected growth of the early childhood education market in the Company’s targeted addressable markets; governmental policies relating to the Company’s industry, including government funding of education opportunities, the Company’s ability to implement cost saving initiatives to mitigate market headwinds and general economic conditions in the markets in which the Company intends to operate. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Mynd’s filings with the SEC. While forward-looking statements reflect Mynd’s good faith beliefs, they are not guarantees of future performance. Mynd disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law.
Discussion of non-GAAP Financial Measures
We believe that providing the non-GAAP ("Generally Accepted Accounting Principles") information to investors, in addition to the GAAP presentation, allows investors to view the financial results in the way management views the operating results. We further believe that providing this information allows investors not only to better understand our financial performance, but more importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance. The non-GAAP information included in this press release should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP.
We utilize a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business, for making operating decisions and for forecasting and planning for future periods. Our annual financial plan is prepared both on a GAAP and non-GAAP basis, and the non-GAAP annual financial plan is approved by our board of directors. Continuous budgeting and forecasting for revenue and expenses are conducted on a consistent non-GAAP basis, in addition to GAAP, and actual results on a non-GAAP basis are assessed against the non-GAAP annual financial plan. In addition, and as a consequence of the importance of these measures in managing the business, we use non-GAAP measures and results in the evaluation process to establish management’s compensation. For example, our annual bonus program payments are based in part upon the achievement of consolidated revenue and Adjusted EBITDA targets.
Reconciliations with respect to the Non-GAAP figures included in this press release to such Non-GAAP figure’s most comparable GAAP figure are included in the financial tables below.

About Mynd.ai, Inc.
Seattle-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces across 126 countries. Our global distribution network of more than 4,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers.
For investor and media inquiries, please contact:
Investor Relations - Mynd.ai, Inc.
E-mail: investorrelations@mynd.ai
Arthur Giterman
Chief Executive Officer & Chief Financial Officer
officeoftheCFO@mynd.ai
Tel: (206) 393-4493

Financial Tables Follow

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$29,062	$75,317
Accounts receivable, net of allowance for credit losses of $700 and $211, respectively	37,594	30,506
Inventories	28,705	28,638
Prepaid expenses and other current assets	9,419	11,601
Due from related parties	2,809	1,561
Total current assets	107,589	147,623

Non-current assets:
Goodwill	44,745	44,130
Property, plant, and equipment, net	13,626	14,595
Intangible assets, net	37,459	39,521
Right-of-use assets	2,899	3,448
Deferred tax assets, net	35	34
Other non-current assets	3,439	3,268
Total non-current assets	102,203	104,996

Total assets	209,792	252,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	36,795	40,485
Accrued expenses and other current liabilities	36,066	45,959
Loans payable, current	7,873	10,931
Contract liabilities	11,767	11,281
Accrued warranties	16,026	15,749
Lease liabilities, current	1,116	1,047
Due to related parties	5,343	4,621
Total current liabilities	114,986	130,073

Non-current liabilities:
Loans payable, non-current	58,709	58,077
Loans payable, related parties, non-current	—	5,006
Contract liabilities, non-current	18,384	18,581
Lease liabilities, non-current	2,246	2,761
Deferred tax liabilities	9,643	9,756
Total non-current liabilities	88,982	94,181

Total liabilities	203,968	224,254

Shareholders’ equity:
Ordinary shares par value of $0.001; 990,000,000 shares authorized. 458,495,740 shares issued and 456,446,860 shares outstanding as of June 30, 2025. 456,477,820 shares issued and 454,958,590 shares outstanding as of December 31, 2024. $10,000,000 shares, $0.001 par value, without designation; none authorized, issued and outstanding as of June 30, 2025 and December 31, 2024.	458	456
Treasury shares, at cost, 2,048,880 and 1,519,230 shares, respectively	(452)	(342)
Additional paid-in capital	485,591	479,480
Accumulated other comprehensive income	3,692	3,344
Accumulated deficit	(483,465)	(454,573)
Total Mynd.ai, Inc. shareholders’ equity	5,824	28,365
Non-controlling interest	—	—

Total shareholders’ equity	5,824	28,365

Total liabilities and shareholders’ equity	$209,792	$252,619

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Six months ended June 30,
	2025	2024
Revenue	$89,272	$146,853
Cost of revenue	69,884	104,745
Gross profit	19,388	42,108
Operating expenses, net:
General and administrative	14,928	16,419
Research and development	7,782	13,413
Sales and marketing	21,399	22,199
Transaction-related costs	53	125
Restructuring	4,353	1,218
Total operating expenses	48,515	53,374
Operating loss	(29,127)	(11,266)

Other income (expense):
Interest expense	(4,913)	(5,489)
Interest income	637	1,314
Gain on embedded derivative	2,143	9,249
Other income (expense)	2,409	(1,468)
Total other income (expense)	276	3,606

Net loss from continuing operations, before income taxes	(28,851)	(7,660)
Income tax expense	(41)	(39,496)
Net loss from continuing operations	(28,892)	(47,156)
Loss from discontinued operations, net of tax	—	(654)
Net loss	(28,892)	(47,810)
Net loss from continuing operations attributable to non-controlling interest	—	—
Net loss from discontinued operations attributable to non-controlling interests	—	(70)
Net loss attributable to non-controlling interests	—	(70)

Net loss attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	(28,892)	(47,156)
Net loss attributable to ordinary shareholders of Mynd.ai, Inc. from discontinued operations	—	(584)
Net loss attributable to ordinary shareholders of Mynd.ai, Inc.	$(28,892)	$(47,740)

Net loss per ordinary share
From continuing operations: Basic and Diluted	$(0.06)	$(0.10)
From discontinued operations: Basic and Diluted	$—	$(0.00)
Total basic and diluted	$(0.06)	$(0.10)
Weighted average shares outstanding used in calculating net loss per share: Basic and diluted	456,872,902	456,477,820

Mynd.ai. Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Six months ended June 30,
	June 30, 2025	June 30, 2024
Net loss	$(28,892)	$(47,810)
Other comprehensive loss, net of tax of nil:
Change in foreign currency translation reserve	256	211
Total comprehensive loss	(28,636)	(47,599)
Less: comprehensive loss attributable to non-controlling interest	—	(70)
Comprehensive loss attributable to Mynd.ai Inc.	$(28,636)	$(47,529)

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(28,892)	$(47,810)
Loss from discontinued operations, net of tax	—	654
Net loss from continuing operations	(28,892)	(47,156)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,697	2,728
Deferred taxes	(113)	39,480
Non-cash lease expense	766	929
Non-cash interest expenses	2,799	2,290
Amortization of RDEC credit	(1,005)	(588)
Gain on embedded derivative	(2,143)	(9,249)
Share-based compensation	1,037	1,131
Changes in accounts receivable provision	479	—
Net realizable value adjustments to inventory	396	—
Other	24	38
Change in operating assets and liabilities:
Accounts receivable	1,030	(4,185)
Inventories	811	19,547
Prepaid expenses and other assets	3,062	1,995
Due from related parties	(857)	97
Accounts payable	(5,075)	(6,230)
Accrued expenses and other liabilities	(17,545)	(7,178)
Accrued warranties	(375)	(2,378)
Due to related parties	445	961
Contract liabilities	(129)	947
Lease obligations - operating leases	(681)	(920)
Net cash used in operating activities - continuing operations	(41,269)	(7,741)
Net cash provided by operating activities - discontinued operations	—	391
Net cash used in operating activities	(41,269)	(7,350)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(33)	(434)
Internal-use software development costs	(1,467)	(3,499)
Net cash used in investing activities - continuing operations	(1,500)	(3,933)
Net cash used in investing activities - discontinued operations	—	(650)
Net cash used in investing activities	(1,500)	(4,583)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Revolver	(11,000)	(16,770)
Proceeds from Revolver	8,000	6,000
Repayment of Paycheck Protection Program Loan	(82)	(96)
Share repurchase	(110)	—
Taxes withheld and paid related to net share settlement of share-based compensation awards	(49)	—
Net cash used in financing activities - continuing operations	(3,241)	(10,866)
Net cash used in financing activities - discontinued operations	—	—
Net cash used in financing activities	(3,241)	(10,866)

Net change in cash and cash equivalents	(46,010)	(22,799)

Cash and cash equivalents, beginning of period	75,317	87,804
Exchange rate effects	(245)	493

Cash and cash equivalents, end of period	$29,062	$65,498

Supplemental disclosure of non-cash investing and financing activities transactions:
Continuing operations:
Forgiveness of related party payables	$5,217	$—
Lease assets acquired in exchange for lease liabilities	$—	$39
Convertible notes issued in exchange for accrued PIK interest	$1,703	$1,643
Decrease in goodwill due to measurement period adjustments relating to business acquisition, net	$—	$1,228
Discontinued operations:
Lease assets acquired in exchange for lease liabilities	$—	$3,516

Supplemental disclosure of cash transactions:
Cash paid for interest	$1,841	$2,730
Cash refund, net of cash paid for taxes	$1,450	$967

Mynd.ai. Inc.
SUPPLEMENTAL FINANCIAL INFORMATION
Reconciliation of Net Income to Adjusted EBITDA
(in thousands)

	Six months ended June 30,
	2025	2024
	(in thousands)
Net loss from continuing operations	$(28,892)	$(47,156)
Interest expense	4,913	5,489
Interest income	(637)	(1,314)
Income tax expense	41	39,496
Depreciation and amortization	4,697	2,728
Share-based compensation	1,037	1,131
Gain on embedded derivative	(2,143)	(9,249)
Other (income) expense, net	(2,409)	1,468
Transaction-related costs(1)	53	125
Restructuring costs(2)	4,353	1,218
Litigation costs and penalties(3)	—	—
Adjusted EBITDA	$(18,987)	$(6,064)
(1) Transaction-related costs are non-recurring costs related to acquisitions and disposals of businesses, as well as similar corporate-level transactions.
(2) Refers to employee severance costs, contract termination costs, facility restructuring, and business restructuring efforts undertaken by management.
(3) Refers to costs incurred to defend against, opportunistically settle, and establish a reserve for claims associated with litigation, as well as any related penalties incurred for such litigation. No such costs were incurred in the six months ended June 30, 2024 or 2025.